Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 18, 2010, relating to (1) the 2009 consolidated financial statements and the retrospective adjustments to the 2008 and 2007 consolidated financial statements of Virtual Radiologic Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in presentation and disclosure requirements for the adoption of accounting guidance related to non-controlling interests in 2009) and (2) the effectiveness of Virtual Radiologic Corporation’s internal control over financial reporting as of December 31, 2009, appearing in the Annual Report on Form 10-K of Virtual Radiologic Corporation for the year ended December 31, 2009.
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 22, 2010